May 25, 2006

Mail Stop 6010

J. Richard Damron, Jr.
President and Chief Executive Officer
Home Diagnostics, Inc.
2400 NW 55th Ct.
Fort Lauderdale, Florida 33309

> **Re: Home Diagnostics, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2006**
> **File No. 333-133713**

Dear Mr. Damron, Jr.:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that all of the companies identified in your graphics are your current customers.

2. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

3.   Please provide us with copies of the industry reports you cite throughout your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospects where such data has been used. Also, tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

4.   Please provide us with independent support for your claims with respect to your products. For example, we note the reference on pages 1 and 47 that your systems "are comparable to or better than our competitors' products, in most cases at a substantially lower price," the reference on page 2 to "featuring some of the highest levels of accuracy and ease of use," and the reference on page 47 that your products "are on average more profitable for the retailer and less expensive to the consumer."

Prospectus Cover Page

5.   Please remove the references to "Sole Book-Running Manager," "Joint Lead Manager," and "Co-Managers" on the cover page, consistent with the staff's longstanding position.

Our Market, page 1

6.   Where you provide disclosure for net sales, also describe net income for the periods.

Our Solution, page 2

7.   Please define "formularies."

Summary Consolidated Financial Data, page 6

8.   We see that the pro forma and other share data in your filing are not complete. We will review this data once you complete the disclosures.

Risk Factors, page 8

9.   Please add a risk factor to highlight the litigation disclosed in the last paragraph on page 56, or supplementally advise why you believe no disclosure is necessary.

We have identified material weaknesses…, page 14

10.   The detailed disclosure on page 16 regarding the steps you are taking to improve your internal control over financial reporting should be relocated to the body of the prospectus in an appropriate location.

Use of Proceeds, page 22

11.   Disclose the amount of proceeds that will be paid to affiliates to redeem the Series
        F preferred stock and for any other purpose.

Dilution, page 25

12.   Expand to discuss how the table on page 26 would change assuming the
        outstanding warrants and options are exercised.

Year Ended December 31, 2005…, page 31

13.   We note that your discussion of the significant changes in sales, cost of sales and
        gross profit is limited and does not quantify the specific reasons for material
        changes in line items in the financial statements. Please revise to present and
        quantify each significant factor that contributed to the changes, including
        offsetting factors, for sales, cost of sales and gross profit. Trends and uncertainties
        that may have a material impact upon revenues or operating results should also be
        discussed. Refer to Item 303 (a)(3)(iii) of Regulation S-K.

Liability and Capital Resources, page 34

14.   Revise to define, in greater detail, the financial and other covenants that you are
        required to maintain under your credit facility. Our concern is that the reader is
        unable to determine the degree to which you were not in compliance with these
        covenants.

Distribution Strategy, page 47

15.   Please discuss, if applicable, the material terms of your written agreements with
        your major customers, including Walgreen's and McKesson.

Principal and Selling Stockholders, page 65

16.   Please revise the table on page 66 to disclose the natural person who has voting or
        investment control of the shares held by Abilon Mezzanine Fund II, L.P. and
        Medical Growth Partners.

17.   Please clarify whether any of the selling shareholders are broker-dealers or
        affiliates of broker-dealers.

Certain Relationships and Related Transactions, page 67

18.   Please expand this section to provide the disclosure required by Item 404 of
        Regulation S-K. For example, we note the disclosure in the last full paragraph on

page F-28 about a consulting agreement with a director. Also, file as an exhibit the consulting agreement.

19.   Please file as exhibits the August 1, 2005 and September 1, 2005 promissory notes. Also, file as an exhibit the certificate of designation of the Series F Preferred Stock.

Redemption of Preferred Stock. page 67

20.   Please disclose when the holders of the preferred stock purchased their shares and the cost of such purchases.

Financial Statements, page F-1

21.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X. Also, please file currently dated accountant consents with amendments.

Consolidated Balance Sheets, page F-3

22.   Please revise to present the aggregate amount of goodwill as a separate line item on your balance sheet. See paragraph 43 of SFAS 142.

Revenue Recognition, page F-10

23.   We note that you record an allowance for estimated returns for your test strip product, which is primarily driven by the eighteen-month expiration. Given the significant changes in your sales return accrual from December 31, 2004 to December 31, 2005, please tell us why you believe you are able to reasonably estimate your sales returns. Address all the factors outlined in paragraphs 6-8 of SFAS 48 in your response.

24.   We note the disclosure in your MD&A that you offer monitors, at no charge to customers and third-party payors. Tell us about any minimum purchase requirements, including how the amounts and prices of the products have been determined. Compare the discounts offered on these products, in dollar and percentage terms, with the discounts offered in other types of sales, including undiscounted sales, sales with special pricing arrangements and sales to members of group purchasing organizations. Also indicate the costs of the products, for comparative purposes. Refer to the guidance in EITF 01-9 in your response. We may have additional comments after reviewing your response.

25.   We also see that you made significant sales to distributors. To the extent distributor sales terms differ from other selling terms, please expand your revenue

recognition policy disclosure to address the accounting for price protection, allowances, credits/discounts and any other sales incentives offered to distributors. For reference see SFAS 48 and EITF 01-09.

26. In this regard, we note that your retail partner pays for or subsidizes the cost of promotional advertisements for your products. Please describe the nature and terms of these promotional programs and your accounting. Cite the accounting literature upon which you relied.

Stock-based Compensation, page F-11

27. Please provide us with an itemized chronological schedule detailing each issuance of your ordinary shares, stock options and warrants by the company or principal stockholder since May 2005 through the date of your response. Include the following information for each issuance or grant date:

- Number of shares issued or issuable in the grant
- Purchase price or exercise price per share
- Any restriction or vesting terms
- Management's fair value per share estimate
- How management determined the fair value estimate
- Identity of the recipient and relationship to the company
- Nature and terms of any concurrent transactions with the recipient
- Amount of any recorded compensation element and accounting literature relied upon

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management's fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriters. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Note 3. Restatement of Previously Issued Financial Statements, page F-15

28. We note the restatement of your previously issued financial statements. Please address the following:

- Identify each of the last five fiscal years during which your accounting was not in compliance with GAAP because of these errors and quantify the impact of the errors on a gross basis, on each of the fiscal periods.

- Describe any assumptions you made in allocating amounts to the different periods and explain why these allocations are appropriate.

- Expand MD&A to provide full and transparent disclosure about the errors, the restatements and the related weaknesses in internal controls. Disclose specific detail about what you have done (or plan to do) to improve your controls and procedures.

Item 16. Exhibits and Financial Statement Schedules

29.   Please be advised that we may have additional comments on the exhibits to be filed.

30.   Please confirm that you have filed all of the agreements required by Item 601(b)(10) of Regulation S-K.

31.   Please file exhibit B of exhibit 10.8.

Item 17. Undertakings

32.   Please include the undertakings required by Item 512(a)(6) of Regulation S-K.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3363 or Angela Crane, Branch Chief at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Edwin T. Markham